Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of CareTrust REIT, Inc. for the registration of common stock, preferred stock, warrants, rights, units and guarantees of debt securities by CareTrust REIT, Inc. and/or certain of its subsidiaries and of CTR Partnership, L.P. and/or CareTrust Capital Corp. for the registration of debt securities and to the incorporation by reference therein of our report dated February 13, 2019, with respect to the consolidated financial statements and schedules for the years ended December 31, 2018 and 2017 of CareTrust REIT, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

March 10, 2020